K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 23, 2013

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 161 to the Registration Statement on Form N-1A

Dear Ms. Dubey:

In response to the comments that we received from you by telephone on July 26, 2013, transmitted herewith are forms of: (1) an Amendment to the Management Agreement between American Beacon Advisors, Inc. (“Adviser”) and American Beacon Funds (“Registrant”) on behalf of the American Beacon Earnest Partners Emerging Markets Equity Fund (“Fund”) and Amended and Restated Schedule A thereto; and (2) the Investment Advisory Agreement among the Registrant, the Adviser and EARNEST Partners, LLC.  Your comments were provided to us in connection with Post-Effective Amendment No. 161 to the Registrant’s Registration Statement on Form N-1A with respect to the Fund (“Registration Statement”), which was filed with the Securities and Exchange Commission (“SEC”) on June 14, 2013.  The Registrant intends to file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 on or about August 27, 2013.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.